SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  (Mark One)

  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 1998

  [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ____ to ____

     Commission file number 333-15835

      A.    Full title of the plan:  Delta Funding Corp. 401(k) Profit
            Sharing Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Delta Financial Corporation
      1000 Woodbury Road, Suite 200
      Woodbury, New York  11797

                              REQUIRED INFORMATION


  The Statement of Net Assets Available for Benefits of the Plan as of December 31, 1998 and the related Statement of Changes in Net Assets Available for Benefits and supplemental schedules for the year ended December 31, 1998, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                    SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Committee under the Plan, which administers the Plan, has duly cause this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

      DELTA FUNDING CORP.
      401(K) PROFIT SHARING PLAN

      By:  /s/ Hugh Miller
           ------------------
           Name:  Hugh Miller
           Title:  Trustee

Dated:  June 26, 1998

                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                              Table of Contents







                                                                          Page
                                                                       ---------

             Independent Auditors' Report                                  1


             Statements of Net Assets Available for Benefits -
              December 31, 1998 and 1997                                   2

             Statement of Changes in Net Assets Available for Benefits -
              For the Year Ended December 31, 1998                         3

             Notes to Financial Statements                                4-7

             SUPPLEMENTAL INFORMATION
Schedule
---------

  1          Schedule of Assets Held for Investment Purposes               8

  2          Schedule of Reportable Transactions                           9

             EXHIBITS

             Exhibit I
             Independent Auditors' Consent

                          INDEPENDENT AUDITORS' REPORT




To the Trustees of
the Delta Funding Corporation 401(K)
Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Delta Funding Corporation 401(K) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Delta Funding Corporation 401(K) Profit Sharing Plan as of December 31, 1998 and 1997 and the changes in it's net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 4, 1999


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                                                                 Page 2


                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

               Statements of Net Assets Available for Benefits

                                  December 31,





                                                     1998           1997
                                                 -----------    -----------
Investments at Fair Value - Note 4
  Mutual funds                                   $ 5,097,551    $ 3,219,679
  Common stock                                       203,288        292,003

Receivables:
  Employer's contributions                           109,709         77,449
  Participants' contributions                        108,647         63,756
  Other                                                3,196          1,918

Loans receivable - participants - Note 1             161,734        113,134

Cash                                                       -         16,456
                                                 -----------    -----------
Total Assets                                       5,684,125      3,784,395
                                                 -----------    -----------

Benefit claims payable                                   793              -
                                                 -----------     ----------

Net assets available for benefits                $ 5,683,332    $ 3,784,395
                                                 ===========    ===========



See Independent Auditors' Report and Notes to Financial Statements.



                                                                      Page 3



                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

          Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1998



Additions to Net Assets Attributed to:
  Participants' contributions                                   $  1,121,509
  Employer's contributions                                           444,020
  Rollover contributions                                              22,843
  Investment earnings                                                250,144
  Interest on loans to participants                                   12,744
  Net appreciation (depreciation) of investments
   Mutual funds                                  $    481,808
   Common stock                                      (202,871)       278,937
                                                 -------------   -----------
                                                                   2,130,197
Deductions from Net Assets Attributed to:
  Distributions to participants                                      231,260
                                                                 -----------

Increase in Net Assets                                           $ 1,898,937
                                                                 ===========



See Independent Auditors' Report and Notes to Financial Statements.




                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        Notes to Financial Statements

                              December 31, 1998



NOTE 1:    PLAN DESCRIPTION

           The following description of the Delta Funding Corporation 401(K) Profit-Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan's provisions.

           GENERAL

           The Delta Funding Corporation 401(K) Profit Sharing Plan is a defined contribution plan covering all full time employees of Delta Funding Corporation, and William J. Horan ("the Companies") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

           In March 1998 the employees of William J. Horan became employees of Delta Funding Corporation and the William J. Horan company no longer participates in the plan.

           CONTRIBUTIONS

           The Companies contribute to the plan the amounts deferred by the participants in the Plan. Eligible employees can elect to defer up to 15% of their compensation, as defined by the plan, limited to the maximum for each year ($10,000 in 1998) permitted by the Internal Revenue Code. In addition, the Companies can contribute discretionary amounts, of which $444,020 was contributed in 1998 and $248,913 was contributed in 1997.

           PARTICIPANTS' ACCOUNTS

           Contributions are invested in a choice of nine mutual funds or, pursuant to an October 1996 amendment, the common stock of Delta Financial Corporation (see Note 6). Contribution selections are designated by the participants.

           VESTING

           Participants' contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Companies contribution portion, including the former Profit Sharing Plan that was merged into this plan in 1997, and earnings thereon, are based on years of service. A participant is 100% vested after 5 years of service.

           LOANS TO PARTICIPANTS

           Once per year, participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance. Participants are entitled to borrow from their account for a maximum loan term of five years. The loans are secured by the balance in the participant's account and the interest rate charged to participants is prime.

                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        Notes to Financial Statements

                              December 31, 1998



NOTE 1:    PLAN DESCRIPTION (continued)

           PAYMENT OF BENEFITS

           On termination of service due to death, disability or retirement, participants may elect to receive an amount equal to the value of the participants' vested interest in their account in either a lump sum amount or in various annuity options. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

           OPERATING EXPENSES

           Operating expenses of the Plan are absorbed by the Plan Sponsor.


NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

           The financial statements of the Plan are prepared under the accrual method of accounting.

           INVESTMENT VALUATION

           The Plan's investments are stated at fair value.

           USE OF ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        Notes to Financial Statements

                              December 31, 1998



NOTE 3:    INVESTMENTS AT FAIR VALUE

           The Plan's investments are held by Putnam Investments except for its Delta Financial Corporation stock and a money market fund which are held by Prudential Securities. The following table presents the activity and the fair values, as determined by quoted market price, of the investments:

                                     Fair Value       Net        Investment       Net        Fair Value  Number of
Investments                          01/01/98    Contributions    Earnings    Appreciation    12/31/98     Shares
                                     ----------  -------------   ----------   ------------   ----------  ---------

George Putnam Fund of Boston CI-A   $  167,738     $  36,217    $   19,404    $     496    $   223,855     12,409
Putnam Diversified Income CI-A          80,892        19,827         6,462       (8,243)        98,938      8,603
Putnam Global Gov't Income CI-A         38,782        13,404         3,071       (1,287)        53,970      4,174
Putnam Global Growth Fund CI-A         356,145       127,689        17,510      104,106        605,450     48,630
Putnam Growth & Income CI-A            768,482       271,843       101,274       33,836      1,175,435     57,366
Putnam Money Market Fund CI-A          160,940        99,753        10,869            0        271,562    271,562
Putnam New Opportunities CI-A        1,028,735       389,580        54,505      258,557      1,731,377     29,632
Putnam OTC & Emerg Growth CI-A         264,498        45,882        10,893       24,723        345,996     20,058
Putnam Voyager Fund CI-A               351,026       129,919        39,586       69,620        590,151     26,923
Delta Financial Corp.                  292,003       127,722       (13,566)    (202,871)       203,288     34,235
Money Market Fund                        2,441        (1,760)          136            -            817        817
                                      --------       --------      --------    ---------    ----------
                                    $3,511,682    $1,260,076    $  250,144    $ 278,937    $ 5,300,839
                                     =========     ==========      =======     =========     =========

NOTE 4:    PLAN TERMINATION

           Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE 5:    TAX STATUS

           The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

                        Notes to Financial Statements

                              December 31, 1998




NOTE 6:    RELATED PARTY TRANSACTIONS

           During  1998,  the Plan  purchased  14,472  shares  of stock in Delta
           Financial Corporation, the Plan sponsor, at market prices totaling $146,535. In addition, 2,067 shares were sold, at market prices totaling $20,572 at a loss of $13,566.


                                                                                   Page 8
                                                                               Schedule 1




                        DELTA FUNDING CORPORATION 401(K)
                             PROFIT SHARING PLAN

          Line 27a - Schedule of Assets Held for Investment Purposes

                             E.I.N. # 11-2609517
                                   Plan # 002
                                     1998







                                  Description of investment
      Identity of issue,       including maturity date, rate
     borrower, lessor, or      of interest, collateral, par or
       similar party                 maturity value                   Cost        Current Value
(a)         (b)                              (c)                      (d)              (e)
---  ----------------------    -------------------------------     ---------      -------------

      Putnam Investments       Fund of Boston CI-A               $   223,359    $   223,855
      Putnam Investments       Diversified Income CI-A           $   107,181    $    98,938
      Putnam Investments       Global Gov't Income CI-A          $    55,257    $    53,970
      Putnam Investments       Global Growth Fund CI-A           $   501,344    $   605,450
      Putnam Investments       Growth & Income CI-A              $ 1,141,599    $ 1,175,435
      Putnam Investments       Money Market Fund CI-A            $   271,562    $   271,562
      Putnam Investments       New Opportunities CI-A            $ 1,472,820    $ 1,731,377
      Putnam Investments       OTC & Energ. Growth CI-A          $   321,273    $   345,996
      Putnam Investments       Voyager Fund CI-A                 $   520,531    $   590,151
      Delta Financial Corp.    Common Stock                      $   406,976    $   203,288
      Prudential Securities    Money Market Fund                 $       817    $       817
      Participant Loans        8.25% - 8.75%                     $         0    $   161,734




See Independent Auditors' Report and Notes to Financial Statements.





                                                                                                                    Page 9

                                                                                                                Schedule 2


                        DELTA FUNDING CORPORATION 401(K)
                               PROFIT SHARING PLAN

                 Line 27d - Schedule of Reportable Transactions

                               E.I.N. # 11-2609517
                                   Plan # 333
                                      1998




     (a)               (b)              (c)           (d)         (e)          (f)            (g)           (h)           (i)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------
                Description of                                                                         Current
                asset (include                                            Expense                      Value of
Identity of     interest rate and                                         Incurred                     Asset on
Party           maturity in case    Purchase      Selling      Lease      With            Cost of      Transaction    Net Gain
Involved        of a loan)          Price         Price        Rental     Transaction     Asset        Date           Or (Loss)
--------------- ------------------- ------------- ------------ ---------- --------------- ------------ -------------- -------------

                Common stock        $146,535                                              $146,535      $146,535
                of Delta            (24 purchases)
                Financial Corp.

                Common stock                      $20,572                                 $ 34,138                     $(13,566)
                of Delta                          (12 sales)
                Financial Corp.




See Independent Auditors' Report and Notes to Financial Statements.




                                                                      EXHIBIT 1







                        INDEPENDENT AUDITORS' CONSENT



To the Board of Directors and Stockholders
Delta Financial Corporation


We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-15835) pertaining to the Delta Funding Corp. 401(k) Profit Sharing Plan, relating to the Statements of Net Assets Available for Benefits of the Delta Funding Corp. 401(k) Profit Sharing Plan as of December 31, 1998 and 1997 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998 and all schedules in this annual report on Form 11-K.







Great Neck, New York
June 4, 1999